UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.

Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12

Corporate Registration Number (NIRE) 35.300.027.795

Publicly-Held Company

Special Shareholders’ Meeting

Call Notices

We invite the shareholders of this Company to hold a Special Shareholders’ Meeting on June 10th, 2010, at 5 p.m., at the Company’s headquarters, Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre, 5o andar, Prédio Vermelho, in order to examine and resolve on the Board of Directors’ proposals to:

I.     increase the capital stock from R$26,500,000,000.00 to R$28,500,000,000.00, by means of:

•      partial capitalization of the balance of the “Profit Reserves – Statutory Reserve” account, in the amount of R$2,000,000,000.00, pursuant to the provisions of Article 169 of Law #6,404/76, with bonus shares;

•      10% of bonus shares, conferring, free of charge, to the Company’s shareholders,  1 (one) new share for each 10 (ten) shares of the same type held thereby on the record date and accordingly issuing 342,040,948 new non-par, book-entry,  registered shares, of which 171,020,483 are common shares and 171,020,465 are preferred shares.

Simultaneously to the Brazilian Market operation, and in the same proportion, bonus will be paid in the form of ADRs - American Depositary Receipts in the U.S Market (NYSE) and in the form of GDRs – Global Depositary Receipts in the European Market (Latibex).

The Company will notify the market about the record date of bonus entitlement,  after the approval of the respective process by the Central Bank of Brazil.

II.  amend the “caput” of Article 6 of the Company’s Bylaws , as a result of the previous item.

Documents Made Available to Shareholders: these Call Notices, the Proposals of the Board of Directors and the Notice to Shareholders will be available to shareholders at Bradesco’s Shares and Custody Department, the Company’s Depositary Financial Institution, Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, SP, and they may also be viewed on the website  www.bradesco.com.br – Corporate Governance – Shareholders section, being also available at BM&FBovespa and CVM websites.

Participation in the Meetings: pursuant to Article 126 of Law # 6,404 of December 15, 1976, and later amendments, in order to attend and resolve on the Shareholders’ Meetings, shareholders shall observe that:

•           in addition to their identification document, they shall also provide a certificate of ownership of the Company’s shares issued by the custodian financial institution;

•           for the holder of book-entry shares held in custody at Bradesco, the presentation of said certificate is waived;

•           in the event of impossibility to attend the Shareholders’ Meetings, shareholders may also be represented by an attorney-in-fact appointed not more than one year before the date of the meeting, provided that he is a shareholder, officer of the Company, lawyer or financial institution, being incumbent upon the investment fund manager to represent its condominium members;

•           before being forwarded to the Company, the powers of attorney drawn up in foreign language shall be translated into Portuguese and their translation shall be registered at the Registry of Deeds and Documents;

•           in order to speed up the process and facilitate the works in the Shareholders’ Meetings, the certificate of ownership of the shares and the power of attorney may, at the shareholders’ discretion, be sent to the Company’s headquarters, preferably, within 2 (two) business days before the date of the Shareholders’ Meeting, at Banco Bradesco S.A. - Secretaria Geral - Área Societária - Cidade de Deus - 4o andar do Prédio Vermelho - Vila Yara - Osasco, SP - CEP 06029-900. A copy of the documentation may also be sent by email to governancacorp@bradesco.com.br, or by fax to (55 11) 3684-4630 or (55 11) 3683-2564.

Further needed clarifications may be obtained through the e-mail investidores@bradesco.com.br, in the Investor Relations Website – www.bradesco.com.br/ri or in Bradesco Branch Network.

Cidade de Deus, Osasco, SP, May 10th, 2010

Lázaro de Mello Brandão

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.